Exhibit 99.1

AirMedia has Regained Compliance with Nasdaq Listing Rules

BEIJING, July 5, 2017-- AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with Listing Rule 5250(c)(1).

As previously disclosed, Nasdaq notified the Company on May 18, 2017 that it no longer met the period filing requirement for Nasdaq under Listing Rule 5250(c)(1). Based on the filing of the Company’s annual report for the year ended December 31, 2016 on Form 20-F on June 28, 2017, Nasdaq has determined that the Company complies with the Rule.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec's service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu
Chief Financial Officer
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com